Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO
RESTATED CERTIFICATE OF INCORPORATION
OF
INTREPID POTASH, INC.

Intrepid Potash, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify, in accordance with Section 242 of the Delaware General Corporation Law:

FIRST:    That the Board of Directors of the Company duly adopted resolutions setting forth a proposed amendment of the Certificate of Incorporation of the Company, which Certificate of Incorporation was filed with the Secretary of the State of Delaware on November 19, 2007, as amended by a Restated Certificate of Incorporation filed with the Secretary of the State of Delaware on April 21, 2008, approving said amendment, declaring it to be advisable and recommending said amendment to the stockholders of the Company for approval thereof.

SECOND:    Section 4.01 of Article IV of the Company’s Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“Section 4.01    Total Authorized Shares:    The total number of shares of capital stock that the Corporation shall have authority to issue is 420,000,000, which shall be divided into 400,000,000 shares of common stock, par value $0.001 (the “Common Stock”), and 20,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).”

THIRD:    That at the annual meeting of the stockholders held on May 24, 2016, the foregoing amendment was duly approved by more than a majority of the outstanding shares of Common Stock of the Company entitled to vote thereon, in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Restated Certificate of Incorporation on this 25th day of  May, 2016.

INTREPID POTASH, INC.

By:
/s/ Robert P. Jornayvaz III
Robert P. Jornayvaz III
Executive Chairman of the Board, President and Chief Executive Officer